Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

NOTICE TO THE MARKET

Gerdau S.A. announces that Peter Campo, president of Gerdau’s North American long steel division, is leaving the company, effective today. Due to the relevance of the North America business, Gerdau CEO Gustavo Werneck will lead the operation for the next few months until the new leader is announced.

According to Gustavo Werneck, “Peter Campo has been a valuable member of our company for the last nine years, and played an important role in our transformation. On behalf of the company and our employees, I thank Peter for his significant contributions and wish him the best in his future endeavors.

“The recent change in our business portfolio in North America demanded a shift in leadership, to sharpen the focus on profitability and, at the same time, seek innovative ways to better serve our customers. We are committed to improve our performance in North America, where Gerdau is one of the largest long steel producers, and to build a successful path for our future.”

São Paulo, 23 January 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer